Exhibit 12.1

Iconix Brand Group
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years ended January 31,		11 months ended December 31,	Years ended December 31,		6 months ended June 30,
	2002	2003	2004	2005	2006	2007

Pretax earnings from continuing ops	(4,084)	(11,282)	241	10,908	39,836	42,553

Interest expense and deferred amortization	3,373	3,118	2,725	4,823	15,080	11,407
Interest within rental expense	100	100	133	133	196	102

Total Fixed Charges	3,473	3,218	2,858	4,956	15,276	11,509

Ratio			1.08	3.20	3.61	4.70